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Exhibit 12.2

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31
	2002	2001	2000	1999	1998
	(thousands, except ratios)
Interest costs	$120,543	$128,970	$152,322	$146,124	$159,870
Interest capitalized during the period	3,937	1,945	1,458	238	1,341
Interest factor related to noncapitalized leases (a)	11,128	11,729	13,394	13,065	11,308
Adjustable conversion-rate equity security unit distributions	13,219	947	—	—	—

Total fixed charges	148,827	143,591	167,174	159,427	172,519
Preferred stock dividend requirements — pretax	14,548	15,180	16,019	17,129	19,940

Combined fixed charges and preferred dividend requirements	$163,375	$158,771	$183,193	$176,556	$192,459

Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$1,005	$(47,611)	$298,331	$355,940	$(16,878)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	2,435	8,039	(2,061)	(6,115)	3,791
Total fixed charges	148,827	143,591	167,174	159,427	172,519
Less interest capitalized	(3,937)	(1,945)	(1,458)	(238)	(1,341)

Total earnings before fixed charges	$148,330	$102,074	$461,986	$509,014	$158,091

Ratio of earnings to combined fixed charges and preferred dividend requirements	—	—	2.52	2.88	—
Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$15,045	$56,697	$—	$—	$34,368

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.2